SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated February 21, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated February 21, 2014, we inform that the result of the Public Auction of the Notes Class V and Class VI issued by the Company, is the following:

Notes Class V

  Amount Issued: ARS 209,397,900
  Issue Date: February 26, 2014
  Floating Interest Rate: Badlar + 395 bps
  Maturity Date: August 26, 2015
  Interest Installments: Quarterly payments starting May 26, 2014
  Amortization: Bullet
  Duration: 1.3 years

Notes Class VI

  Ammount Issued: ARS 10,790,322
  Issue Date: February 26, 2014
  Floating Interest Rate: Badlar + 450 bps
  Maturity Date: February 27, 2017
  Interest Installments: Quarterly payments starting May 26, 2014
  Amortization: Bullet
  Duration: 2.35 years
Additionally we report that the issuance recieved orders for almost 2.6 times the maximum amount.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
February 24, 2014